03018926

26 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for March 26, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100418
~~333-103029~~
(SEC File Number, if Available)

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on MARCH 26, 2003.

CWMBS, INC.

By: [signature]

Name: Darren Bigby

Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by GOLDMAN, SACHS & CO.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GOLDMAN, SACHS & CO.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-8
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-8

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

March 1, 2003

Preliminary Structural and Collateral Term Sheet

$295,500,000(approximate) of Senior Certificates
Countrywide Home Loans
CWHL Mortgage Pass-Through Trust 2003-8

Features of the Transaction

- Offering consists of approximately $295,500,000 senior certificates with a Certificate Interest Rate of 5.00% expected to be rated AAA by 2 of the 3: S&P, Moody's and Fitch.
- The expected amount of credit support for the senior certificates is 1.5% ± 0.50% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All collateral consists of single family, 15-year, fixed-rate residential, first mortgages originated or acquired by Countrywide Home Loans.
- The amount of senior certificates is approximate and may vary by up to 5%.

Preliminary Mortgage Pool Data (approximate)

Total Outstanding Principal Balance:	$295,500,000
Number of Mortgage Loans:	
Average Principal Balance of the Mortgage Loans:	$485,000
Weighted Average Annual Mortgage Interest Rate:	5.70%±15%
Weighted Average Maturity:	178
Weighted Average Seasoning:	1
Weighted Average Original Loan-To-Value Ratio:	66%
Owner Occupied:	94%
Cash-out Refinance	40%

Geographic Distribution:

California	45% Max

Type of Dwelling:

Single-Family Dwelling	93%

Key Terms

Issuer:	CWHL Series 2003-8
Underwriter:	Goldman, Sachs & Co.
Depositor	CWMBS, Inc/Countrywide Home Loans
Master Servicer:	Countrywide Home Loans Servicing LP
Trustee:	Bank of New York
Type of Issuance:	Public
Servicer Advancing:	Yes, subject to recoverability
Compensating Interest:	Yes, to the extent of Base Master Servicing, but in no case more than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date
Legal Investment:	The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual:	Prior calendar month
Clean Up Call:	10% of the Cut-off Date principal balance of the Mortgage Loans
ERISA Eligible:	Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment:	REMIC; senior certificates are regular interests
Structure:	Senior/Subordinate; shifting interest with a five year prepayment lockout to subordinate certificates
Expected Subordination:	1.5% ± 0.50%
Rating Agencies:	2 of 3: Fitch, Moody's and S & P.
Minimum Denomination:	Senior certificates - $25,000
Delivery:	Senior certificates – DTC

Time Table

Expected Settlement:	March 31, 2003
Cut-off Date:	March 1, 2003
First Distribution Date:	April 25, 2003
Distribution Date:	25th or next business day

GSCWHL038V12 - Summary

Deal Summary Report

GSCWHL038V12

				Assumptions
Settlement	31-Mar-2003	Prepay	350	PSA
1st Pay Date	25-Apr-2003	Default	0	CDR
		Recovery	0	months
		Severity		0%

Collateral

Balance	WAC	WAM	WAL	Dur
$300,000,000.00	5.7	178	4.14618	

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	FORMULA	Notes
1A1		100,000,000.00	4	04/03 - 01/18	4.10017			FIX
1A10		8,333,333.00	8	04/03 - 01/18	4.10017			FIX
1A2		25,000,000.00	1.78	04/03 - 01/18	4.10017		L+50,8cap,0delay	FLT
1A3		25,000,000.00	6.22	04/03 - 01/18	4.10017		7.5-L, 0fl,0delay	INV_IO
1A7		21,221,857.00	1.73	04/03 - 12/11	3.48474		L+45,8ccap,0delay	FLT
1A8		21,221,857.00	6.27	04/03 - 12/11	3.48474		7.55-L,0fl,0delay	INV_IO
1A4		47,331,143.00	4.5	04/03 - 12/11	3.48474			FIX
1A5		40,000,000.00	4.75	04/03 - 12/11	3.48474			FIX
1A6		40,000,000.00	4.25	04/03 - 12/11	3.48474			FIX
1A9		13,613,667.00	5	12/11 - 01/18	10.81583			FIX
SUBORD		4,500,000.00	5	04/03 - 01/18	7.16758			FIX

PAYMENT RULES: 45.12126328

Pay 45.12126328%% to 1A10, 1A2, 1A1 pro-rata to zero 54.87873672

Pay 54.87873672% as follows

Pay 1A4, 1A5, 1A6, 1A7 pro-rata to zero

Pay 1A9 to zero